UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-25927

MACATAWA BANK CORPORATION

(Exact name of registrant as specified in its charter)

10753 Macatawa Drive

Holland, Michigan 49424

(616) 820-1444

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports

:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Wintrust Financial Corporation, as successor to Macatawa Bank Corporation, has duly caused this notice to be signed on its behalf by the undersigned duly authorized person.

WINTRUST FINANCIAL CORPORATION As successor to Macatawa Bank Corporation

Date: August 12, 2024	By:	/s/ Kathleen M. Boege
	Name:	Kathleen M. Boege
	Title:	Executive Vice President, General Counsel and Corporate Secretary